Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
(in thousands, except ratios)

	Year Ended September 31,					Three Months Ended December 31, 2012
	2008	2009	2010	2011	2012
Earnings:
Income (loss) before income taxes	$28,249	$10,772	$11,476	$37,050	$14,896	$13,307
Add: Fixed charges	2,520	1,653	4,008	3,787	3,664	976

Earnings as defined	$30,770	$12,426	$18,560	$40,837	$18,560	$14,284

Fixed charges:
Interest expense on long term indebtedness	$1,932	$1,270	$1,934	$867	$—	$—
Estimated interest component of rent	588	383	2,074	2,961	3,664	976

Total fixed charges	$2,520	$1,653	$4,008	$3,787	$3,664	$976

Ratio of earnings to fixed charges (1)	12.2	7.5	3.9	10.8	5.1	14.6

(1)
For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on any long term indebtedness and estimated interest component of rent and earnings consist of income (loss) before income taxes plus fixed charges. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.